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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5800 fax sophia.hudson@davispolk.com

June 26, 2018

Re:	Entera Bio Ltd. Amendment No. 6 to Registration Statement on Form F-1 Submitted June 15, 2018 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 6 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 26, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (“Amendment No. 7”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 7 where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 26, 2018

Amended Registration Statement on Form F-1 filed June 25, 2018

Exhibits

1.    Please have counsel revise Exhibit 5.2 to delete the assumption in the last paragraph on page 1 that the warrants have been duly authorized, executed and delivered by the company insofar as Israeli law is concerned and the assumptions in the first paragraph on page 2 with respect to the company. It is inappropriate to assume that the company has been duly incorporated and is validly existing under the laws of the jurisdiction of its organization and that it has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In addition, it is inappropriate for counsel to assume items (a) through (d) with respect to the company. As counsel did not specifically opine on these matters, the “provided” clause does not appear to have any effect. Alternatively, tell us why these assumptions are necessary and appropriate. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

Response:	In response to the Staff's comment, the Company has filed an updated Exhibit 5.2 to the Registration Statement. The Company respectfully submits that, consistent with Section (B)(1)(e) of Staff Bulletin 19, Davis Polk & Wardwell LLP, as U.S. counsel to the Company, has assumed the due authorization of the warrants based upon the opinion regarding the due authorization of the warrants included in the opinion of Herzog Fox & Neeman, the Company's Israeli counsel, filed as Exhibit 5.1 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5800 (fax) or sophia.hudson@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5800 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson Sophia Hudson

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Michael Kaplan, Davis Polk Ivan Blumenthal, Mintz Levin